Exhibit (12)

The McGraw-Hill Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	March 31, 2004		March 31, 2003
	Three	Twelve	Three
	Months	Months	Months
	(in thousands)
Earnings
Earnings from continuing operations before income tax expense (Note)	$89,311	$1,143,769	$59,218
Fixed charges	20,786	75,753	17,444

Total Earnings	$110,097	$1,219,522	$76,662

Fixed Charges (Note)
Interest expense	$4,124	$13,084	$3,315
Portion of rental payments deemed to be interest	16,662	62,669	14,129

Total Fixed Charges	$20,786	$75,753	$17,444

Ratio of Earnings to Fixed Charges	5.3x	16.1x	4.4x

(Note)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income taxes” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc. The Rock-McGraw earnings for the three and twelve month periods ended March 31, 2004 were $0 million and $12.5 million, respectively and $4.1 million for the three months ended March 31, 2003. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 14 to the Company’s 2003 consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

Earnings from continuing operations before income tax expense for the twelve month period ended March 31, 2004 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc., 1221 Building.

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